Exhibit 99.2

 EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Vimicro International Corporation

Vimicro China (Parent) Limited

and

Vimicro China Acquisition Limited

Dated as of September 15, 2015

i

ii

Exhibits

Exhibit A	Plan of Merger
Exhibit B	Rollover Agreement
Exhibit C	Voting Agreement
Exhibit D-1	Sponsor Guarantee
Exhibit D-2	Founder Guarantee

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 15, 2015 by and among Vimicro China (Parent) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Vimicro China Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and Vimicro International Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the ”Company”).

WITNESSETH:

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Cayman Islands Companies Law (as amended) (the “Cayman Companies Law”) and the terms and conditions of this Agreement (the “Merger”);

WHEREAS, the Company Board has established a special committee of the Company Board consisting of independent directors (the “Special Committee”) to, among other things, review, evaluate, negotiate, recommend or not recommend any offer by Parent and Merger Sub to acquire securities of the Company;

WHEREAS, the Special Committee has unanimously recommended that the Company Board approve this Agreement and the Plan of Merger related to this Agreement in the form attached hereto as Exhibit A (the “Plan of Merger”) and the Merger and the other transactions contemplated hereby;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has (i) unanimously approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement, the Plan of Merger, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein and (ii) resolved to recommend that the holders of Company Shares authorize this Agreement and the Plan of Merger in accordance with the Cayman Companies Law;

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have (i) approved this Agreement and the Plan of Merger and approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement and the Plan of Merger, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein and (ii) resolved to authorize and approve this Agreement, the Plan of Merger, and the consummation of the transactions contemplated hereby, including the Merger, in accordance with the Cayman Companies Law;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Rollover Shareholders has executed and delivered to Parent a rollover agreement, dated as of the date hereof and attached hereto as Exhibit B, among the Rollover Shareholders, Parent and Merger Sub (together with the schedules and exhibits attached thereto, the “Rollover Agreement”), pursuant to which the Rollover Shareholders will contribute to Parent and/or Merger Sub, subject to the terms and conditions therein, the Rollover Shares;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s, Merger Sub’s and the Company’s willingness to enter into this Agreement, each of the Rollover Shareholders has executed and delivered to each of Parent and the Company a voting agreement, dated as of the date hereof, in the form attached hereto as Exhibit C, among such Rollover Shareholder, Parent and Merger Sub (each a “Voting Agreement”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Alpha Spring Limited and Nantong Zongyi Investment Co., Ltd. (collectively, the “Sponsor Guarantor”) have entered into a limited guarantee, dated as of the date hereof and in the form attached hereto as Exhibit D-1 (the “Sponsor Guarantee”), and Mr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang and Vimicro Tianjin Corporation (collectively, the “Founder Guarantor” and together with the Sponsor Guarantor, the “Guarantor”) have entered into a limited guarantee, dated as of the date hereof and in the form attached hereto as Exhibit D-2 (the “Founder Guarantee” and together with the Sponsor Guarantee, the “Guarantee”), in favor of the Company with respect to the obligations and liabilities of Parent and Merger Sub arising under, or in connection with, this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

Section 1.1          Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such tender or exchange offer; or (ii) a sale, transfer, acquisition or disposition of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof), or to which twenty percent (20%) or more of the net revenue or net income of the Company on a consolidated basis are attributable.

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“ADSs” shall mean the Company’s American depositary shares, each of which represents four (4) Company Shares.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Business Day” shall mean any day, other than a: (i) day which is a Saturday or Sunday; (ii) day which is a legal holiday under the Laws of the State of New York, the Cayman Islands, Hong Kong or the PRC; or (iii) day on which banking institutions located in the State of New York, the Cayman Islands, Hong Kong or the PRC are authorized or required by Law or Order to close.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015.

“Company Balance Sheet Date” shall mean June 30, 2015.

“Company Board” shall mean the board of directors of the Company.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred:

(i)            general economic conditions (or changes in such conditions) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

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(ii)            conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business, including any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)           conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv)          political conditions (or changes in such conditions) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(v)           earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(vi)          changes in Law (or the interpretation thereof) or in GAAP or other accounting standards (or in each case the interpretation thereof) used by the Company or any of its Subsidiaries;

(vii)         the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of, or any facts or circumstances relating to, Parent or the Guarantor, (B) the loss or departure of officers or other employees of the Company or any of its Subsidiaries directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or any of its Subsidiaries or otherwise, directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement, and (D) any other negative development (or potential negative development) in the Company’s or any of its Subsidiaries’ relationships with any of its customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or any of its Subsidiaries or otherwise, directly or indirectly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement;

(viii)        any actions taken or failure to take action, in each case, by Parent or any of its Affiliates, or to which Parent has approved, consented to or requested; or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement;

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(ix)           changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred);

(x)            any legal proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or any other legal proceedings arising out of the Merger or in connection with any other transactions contemplated by this Agreement; and

(xi)           any matters set forth in the Company Disclosure Letter or otherwise known by Parent, Merger Sub, any Rollover Shareholder or any of their respective Affiliates prior to the date of this Agreement;

except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (i) through (v) above materially and disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world and in the industries in which the Company and its Subsidiaries operate or conduct business (in which case, such effects may be taken into account when determining whether a “Company Material Adverse Effect” has occurred, but only to the extent of such disproportionate effects (if any)).

“Company Options” shall mean any options to purchase Company Shares outstanding under a Company Share Plan.

“Company Share” shall mean an ordinary share, par value $0.0001 per share, in the share capital of the Company.

“Company Share Plan” shall mean the Company’s 2004 Share Option Plan and 2005 Share Incentive Plan (including any amendment and modification thereto).

“Company Shareholders” shall mean holders of Company Shares (including Company Shares represented by ADSs) in their capacities as such.

“Company Termination Fee” shall mean an amount equal to $5 million.

“Contract” shall mean any written contract, subcontract, agreement, commitment, note, bond, mortgage, indenture or lease.

“Deposit Agreement” shall mean the deposit agreement between the Company and the Depositary, as amended, initially filed with the SEC on October 24, 2005.

“Depositary” shall mean JPMorgan Chase Bank, N.A.

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“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Excluded Shares” shall mean (i) Company Shares (including Company Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (ii) Company Shares (including Company Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any Company Options, (iii) Rollover Shares and/or (iv) Dissenting Shares.

“Fund Provider” shall mean Alpha Spring Limited.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body (including a securities exchange), department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“Knowledge” shall mean, (i) with respect to the Company, with respect to any matter in question, shall mean the actual knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter, as of the date of this Agreement, and (ii) with respect to any of Parent, Merger Sub or the Rollover Shareholders, the actual knowledge of any of the shareholders, officers or directors of Parent, Merger Sub or the Rollover Shareholders.

“Law” shall mean any and all applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, or community property interest.

“Material Contract” shall mean any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

“NASDAQ” shall mean the NASDAQ Stock Market.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent Share” shall mean an ordinary share, par value $0.0001 per share, in the share capital of Parent.

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“Parent Termination Fee” shall mean an amount equal to $10 million.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP as adjusted in the ordinary course of business through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) leases and subleases (other than capital leases and leases underlying sale and leaseback transactions) and non-exclusive licenses; (iv) Liens imposed by applicable Law (other than Tax Law) which are not currently violated by the current use or occupancy of any real property or the operation of the business thereon; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014; (ix) Liens which do not materially and adversely affect the use or operation of the property subject thereto; (x) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business consistent with past practice and that have not had a Company Material Adverse Effect; (xi) Liens arising in connection with the VIE Agreements; and (xii) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers or other employees, or investment bankers, attorneys or other authorized advisors, agents or representatives.

“Requisite Shareholder Approval” shall mean the Cayman Law Shareholder Approval.

“Rights Agreement” shall mean that certain Rights Agreement, dated as of December 12, 2008, between the Company and RBC Corporate Services Hong Kong Limited (formerly known as RBC Dexia Corporate Services Hong Kong Limited), a Hong Kong incorporated company (including any amendment and modification thereto).

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“RMB” shall mean renminbi, the legal currency of the PRC.

“Rollover Shares” shall mean the Company Shares, ADSs and Company Options beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by any Rollover Shareholders, but excluding 1,839,889 Company Shares and 108,325 ADSs beneficially owned by Mr. Xiaodong (Dave) Yang.

“Rollover Shareholders” shall mean Mr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Mr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation and Alpha Spring Limited.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, or (v) any Person such Person controls through VIE Agreements.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction (with all percentages included in the definition of Acquisition Transaction increased to 50%) that the Company Board reasonably determines (upon recommendation of the Special Committee, if in existence), in its good faith judgment, after consultation with its financial advisor and outside legal counsel, and taking into account relevant legal, financial and regulatory aspects of such offer or proposal (including the likelihood and timing of the consummation thereof based upon, among other things, the availability of financing and the expectation of obtaining required approvals), the identity of the Person or group making the offer or proposal and any changes to the terms of this Agreement proposed by Parent in response to such offer or proposal or otherwise, to be (i) more favorable, including from a financial point of view, to the shareholders of the Company (other than the Rollover Shareholders) than the Merger and (ii) reasonably likely to be consummated.

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“Tax” shall mean any and all PRC and non-PRC taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

"VIE Agreements" shall mean any Contract which (i) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests, (ii) provides the Company or any of its Subsidiaries the right or option to purchase the equity interests in any such Subsidiary, or (iii) transfers economic benefits from any such Subsidiary to any other Subsidiary of the Company.

Section 1.2         Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Agreement	Preamble
Alternative Financing	4.10
Alternative Financing Agreements	4.10
Cayman Companies Law	Recitals
Cayman Law Shareholder Approval	3.4
Capitalization Date	3.7(a)
Certificates	2.8(c)
Change	1.1
Changes	1.1
Closing	2.2
Closing Date	2.2
Commitment Letter	4.10
Company	Preamble
Company Board Recommendation	5.3(a)
Company Board Recommendation Change	5.3(b)
Company Disclosure Letter	Article III
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Shareholders Meeting	7.3(d)
Confidentiality Agreements	7.7
Consent	3.6
D&O Insurance	6.1(c)
Debt Financing	4.10
Dissenting Shareholder	2.7(c)
Dissenting Shares	2.7(c)
Effective Time	2.3
Exchange Fund	2.8(b)
Financing Agreements	4.10
Founder Guarantee	Recitals
Founder Guarantor	Recitals
Guarantee	Recitals
Guarantor	Recitals

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Term	Section Reference
HKIAC	Section 10.9
In-the-Money Vested Company Option	2.7(d)(ii)
Indemnified Persons	6.1(a)
Maximum Annual Premium	6.1(c)
Merger	Recitals
Merger Sub	Preamble
Option Consideration	2.7(d)(ii)
Outside Date	9.1(b)
Parent	Preamble
Paying Agent	Section 2.8(a)
Per ADS Merger Consideration	2.7(a)(ii)
Per Share Merger Consideration	2.7(a)(ii)
Permits	3.14
Plan of Merger	Recitals
Preliminary Proxy Statement	7.3(a)
Proxy Statement	7.3(a)
Recommendation Change Notice	5.3(b)
Registrar of Companies	2.3
Rollover Agreement	Recitals
Schedule 13E-3	3.6
Special Committee	Recitals
Sponsor Guarantee	Recitals
Sponsor Guarantor	Recitals
Subsidiary Securities	3.8(c)
Surviving Company	2.1
Tax Returns	3.13(a)
Uncertificated Shares	2.8(c)
Unvested Company Option	2.7(d)(i)
Vested Company Option	2.7(d)(ii)
Voting Agreement	Recitals

Section 1.3          Certain Interpretations.

(a)        Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)        Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)        The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)        Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

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(e)        Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)         Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g)        References to “$” refer to U.S. dollars.

(h)        When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(i)         The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II
THE MERGER

Section 2.1        The Merger.  Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions set forth in this Agreement and the applicable provisions of the Cayman Companies Law, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving company of the Merger. The Company, as the surviving company of the Merger, is sometimes referred to herein as the “Surviving Company.”

Section 2.2         The Closing.  Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Kirkland & Ellis, 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the fifth (5th) Business Day after the satisfaction or waiver of the last to be satisfied of the conditions set forth in Article VIII (excluding conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing. The date upon which the Closing shall actually occur pursuant hereto is referred to herein as the “Closing Date.”

Section 2.3         The Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger with the Registrar of Companies of the Cayman Islands (the ”Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman Companies Law (the time of registration of the Plan of Merger by the Registrar of Companies, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

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Section 2.4         Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 2.5          Memorandum and Articles of Association.

(a)        Memorandum of Association. At the Effective Time, subject to the provisions of Section 6.1(a), the memorandum of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum of association of the Surviving Company (save and except that references therein to the name and the authorized capital of the Merger Sub shall be amended to describe correctly the name and authorized capital of the Surviving Company, as provided in the Plan of Merger) until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum of association.

(b)        Articles of Association. At the Effective Time, subject to the provisions of Section 6.1(a), the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the articles of association of the Surviving Company (save and except that references therein to the name and the authorized capital of the Merger Sub shall be amended to describe correctly the name and authorized capital of the Surviving Company, as provided in the Plan of Merger)until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law, the memorandum of association of the Surviving Company and such articles of association.

Section 2.6          Directors and Officers.

(a)         Directors. At the Effective Time, the initial directors of the Surviving Company shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Company.

(b)        Officers. At the Effective Time, the initial officers of the Surviving Company shall be the officers of the Company immediately prior to the Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Company.

Section 2.7          Effect on Share Capital of the Company.

(a)        Share Capital. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

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(i)             Share Capital of Merger Sub. Each ordinary share, par value US$1.00 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable ordinary share of the Surviving Company. Each certificate evidencing ownership of such ordinary shares of Merger Sub shall thereafter evidence ownership of ordinary shares of the Surviving Company.

(ii)            Company Shares and ADSs. Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist and automatically converted, subject to Section 2.7(b), into the right to receive $3.375 in cash without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit in the manner provided in Section 2.11) and the register of members of the Company shall be amended accordingly. For the avoidance of doubt, because each ADS represents four (4) Company Shares, each ADS (other than ADSs representing Excluded Shares) that is issued and outstanding immediately prior to the Effective Time shall represent the right to surrender the ADS in exchange for $13.50 in cash without interest (the ”Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement.

(iii)           Cancellation. Each Excluded Share (including Excluded Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares), shall be cancelled and cease to exist without any conversion thereof or consideration paid therefor and the register of members of the Company shall be amended accordingly.

(iv)           Dissenting Shares. Each Dissenting Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as provided in Section 2.7(c), and the register of members of the Company shall be amended accordingly.

(b)        Certain Adjustments. The Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares (including Company Shares represented by ADSs) the same economic effect as contemplated by this Agreement prior to such action.

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(c)         Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a Company Shareholder (each, a “Dissenting Shareholder”) who has validly exercised and not lost its rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law (collectively, the ”Dissenting Shares”) shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 2.7(c)), and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, then upon the occurrence of such event, the Dissenting Shares held by such Dissenting Shareholder shall cease to be Excluded Shares, and shall be cancelled and converted into and represent the right to receive the Per Share Merger Consideration at the Effective Time, pursuant to Section 2.7(a)(ii).

(d)         Company Options.

(i)            Unvested Company Options. At the Effective Time, Parent shall assume all outstanding, unexercised and unvested Company Options or, as applicable, the unvested portion of a Company Option (each such Company Option, or portion thereof, an “Unvested Company Option”). Immediately after the Effective Time, each Unvested Company Option outstanding immediately prior to the Effective Time shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Unvested Company Option at the Effective Time, such number of Parent Shares (rounded down to the nearest whole number) that is equal to the number of Company Shares subject to the unexercised portion of such Unvested Company Option. The per share exercise price for the Parent Shares issuable upon exercise of such assumed Unvested Company Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time. The term, vesting schedule, status as an “incentive stock option” under Section 422 of the Code, if applicable, and all of the other terms of the Unvested Company Options shall otherwise remain unchanged, and any restriction on the exercise of any Unvested Company Option assumed by Parent will continue in full force and effect following the Effective Time; provided, however, that (1) to the extent provided under the terms of an Unvested Company Option, such Unvested Company Option assumed by Parent in accordance with this Section 2.7(d) will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any share split, division or subdivision of shares, stock dividend, reverse share split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Parent Share subsequent to the Effective Time; and (2) Parent’s board of directors or a committee thereof will succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Unvested Company Option assumed by Parent. It is the intention of the parties that each Unvested Company Option so assumed by Parent shall qualify following the Effective Time as an incentive stock option as defined in Section 422 of the Code to the extent permitted under Section 422 of the Code and to the extent such Unvested Company Option qualified as an incentive stock option prior to the Effective Time. Within 20 Business Days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time, was a holder of an Unvested Company Option a document evidencing the foregoing assumption of such Unvested Company Option by Parent. Notwithstanding anything to the contrary in this Section 2.7(d), the conversion of each Unvested Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase Parent Shares will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of an Unvested Company Option will not constitute a “modification” of such Unvested Company Option for purposes of Section 409A or Section 424 of the Code.

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(ii)           Vested Company Options. Each outstanding, unexercised and vested Company Options, or, as applicable, the vested portion of a Company Option (each a “Vested Company Option”), with a per share exercise price less than the Per Share Merger Consideration (each an “In-the-Money Vested Company Option”) shall, automatically and without any required action on the part of the holder thereof, be converted into the right to receive an amount in cash equal to the excess of (i) the Per Share Merger Consideration over (ii) the exercise price of such In-the-Money Vested Company Option, multiplied by the number of Company Shares underlying such In-the-Money Vested Company Option (the “Option Consideration”). Each Vested Company Option outstanding and unexercised immediately prior to the Effective Time with a per share exercise price greater than or equal to the Per Share Merger Consideration shall automatically be cancelled as of the Effective Time without any consideration payable in respect thereof. On the Closing Date, or as promptly as practicable thereafter (but in no event later than five days thereafter), the Surviving Company or Parent shall pay to each holder of an In-the-Money Vested Company Option the aggregate Option Consideration payable to such holder of In-the-Money Options pursuant to this Section 2.7(d). Such cash consideration shall be rounded down to the nearest cent and the Surviving Company and Parent shall be entitled to deduct and withhold from such cash consideration all amounts required to be deducted and withheld under the Code, the rules and regulations promulgated thereunder, or any other applicable laws. To the extent that amounts are so withheld by the Surviving Company or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the In-the-Money Vested Company Options with respect to whom such amounts were withheld by the Surviving Company or Parent.

Section 2.8          Exchange of Certificates.

(a)         Paying Agent. Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the ”Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b)        Exchange Fund. Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs) and In-the-Money Vested Company Options pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which holders of Company Shares (including Company Shares represented by ADSs) and In-the-Money Vested Company Options become entitled under this Article II. Until disbursed in accordance with the terms and conditions of this Agreement, such funds shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America (such cash amount being referred to herein as the “Exchange Fund”). Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by this Article II.

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(c)         Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days), Parent and the Surviving Company shall cause the Paying Agent to mail or otherwise disseminate to each holder of record (other than holders of Excluded Shares) (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.7 (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and/or (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares shall be entitled to receive in exchange for the cancellation of such Uncertificated Shares an amount in cash equal to the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii), and the Uncertificated Shares shall forthwith be canceled. The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8. Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (x) the Paying Agent will transmit to the Depositary at the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration and (y) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders. No interest will be paid or accrued on any amount payable in respect of the ADSs payable pursuant to this Section 2.8.

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(d)          Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the Company Shares (whether represented by Certificates or Uncertificated Shares) are registered in the share transfer books or register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name Company Share (whether represented by a Certificate or an Uncertificated Share) so cancelled is registered in the share transfer books or register of members of the Company only if such Certificate or Uncertificated Share is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e)          Required Withholding. Each of the Paying Agent, Parent, Merger Sub and the Surviving Company (and any other Person that has a withholding obligation pursuant to this Agreement) shall only be entitled to deduct and withhold or cause to be deducted and withheld from any cash amounts payable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Tax Laws and that are either (i) compensatory-related withholding with respect to certain payments made to participants in the Company Share Plan or (ii) U.S. federal backup withholding tax to a payee that does not provide the required documentation with respect to its U.S. tax status. In the event that the Paying Agent, Parent, Merger Sub or the Surviving Company (or other Person) determines that any such permitted deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, the Paying Agent, Parent, Merger Sub or the Surviving Company (or other Person), as applicable, shall promptly inform the Special Committee and the other parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the parties hereto shall consult with each other in good faith regarding such determination. To the extent that such amounts are so deducted, withheld and remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)          No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Depositary, Parent, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares (including Company Shares represented by ADSs) or Company Options for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)          Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates, Uncertificated Shares or ADSs on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares or ADSs (in each case, other than Excluded Shares) or ADSs that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered their Certificates, Uncertificated Shares or ADSs representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable in respect of the Company Shares represented by such Certificates, Uncertificated Shares or ADSs solely to Parent, as general creditors thereof, for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

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Section 2.9           No Further Ownership Rights.  From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate, Uncertificated Shares or ADSs theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. The Per Share Merger Consideration and the Per ADS Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares (including Company Shares represented by ADSs). From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares (including Company Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates, Uncertificated Shares or ADSs are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10         Untraceable and Dissenting Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to Company Shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company Shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members (or branch register) maintained by the Company; (b) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such Company Shareholder either (i) has been sent to such Company Shareholder and has been returned undelivered or has not been cashed; or (ii) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company; or (c) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such Company Shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and Company Shareholders who are untraceable shall be returned to the Surviving Company. Monies unclaimed after a period of two years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Company. Dissenting Shareholders and Company Shareholders who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Company.

Section 2.11         Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.7.

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Section 2.12         Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 2.13         Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represent the fair value of the Company Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 2.14         Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take any such lawful and necessary action.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), or (ii) as set forth in the Company SEC Reports filed by the Company with the SEC (other than in any “risk factor” disclosure or any other forward looking statements or other disclosures included in such documents that are generally cautionary or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1           Organization and Qualification.  The Company and each of its Subsidiaries is an entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized or existing or to have such power and authority would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had a Company Material Adverse Effect.

Section 3.2           Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Plan of Merger, to perform its covenants and obligations under this Agreement and the Plan of Merger and, subject to obtaining the Requisite Shareholder Approval, to consummate the transactions contemplated by this Agreement and the Plan of Merger. The execution and delivery by the Company of this Agreement and the Plan of Merger, the performance by the Company of its covenants and obligations under this Agreement and the Plan of Merger and the consummation by the Company of the transactions contemplated by this Agreement and the Plan of Merger have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, the performance by the Company of its covenants and obligations under this Agreement and the Plan of Merger or the consummation of the transactions contemplated by this Agreement and the Plan of Merger other than obtaining the Requisite Shareholder Approval and filing the Plan of Merger with the Registrar of Companies. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

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Section 3.3           Board Actions. At a meeting duly called and held prior to the execution of this Agreement, the Company Board (acting upon the recommendation of the Special Committee) (a) approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement and the Plan of Merger, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated hereby in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein and (b) resolved to recommend that the holders of Company Shares authorize and approve this Agreement, the Plan of Merger and the Merger.

Section 3.4           Cayman Law Shareholder Approval.  The affirmative vote of Company Shareholders representing two-thirds or more of the Company Shares (including Company Shares represented by ADSs) present and voting in person or by proxy as a single class at the Company Shareholders Meeting (the “Cayman Law Shareholder Approval”), is the only vote or approval of the holders of any class or series of share capital of the Company that is necessary to authorize and approve this Agreement, the Plan of Merger and consummate the Merger.

Section 3.5           Non-Contravention.  The execution and delivery by the Company of this Agreement and the Plan of Merger, the performance by the Company of its covenants and obligations under this Agreement and the Plan of Merger and the consummation by the Company of the transactions contemplated by this Agreement and the Plan of Merger do not (a) violate or conflict with any provision of the memorandum of association or articles of association of the Company, (b) subject to obtaining such Consents set forth in Section 3.5 of the Company Disclosure Letter, violate, conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (c) assuming the Consents referred to in Section 3.5 of the Company Disclosure Letter are obtained or made and subject to obtaining the Cayman Law Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company of the transactions contemplated hereby or the performance by the Company of its covenants and obligations hereunder.

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Section 3.6           Required Governmental Approvals.  No consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except (a) the filing and registration of the Plan of Merger with the Registrar of Companies, and the publication of notice of the Merger in the Cayman Islands Government Gazette, (b) such filings and approvals as may be required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the ”Schedule 13E-3”) and the furnishing of Form 6-K with the Proxy Statement (c) such filings as may be required for compliance with the rules and regulations of the NASDAQ Global Market, and (d) such other Consents, the failure of which to obtain would not have a Company Material Adverse Effect or prevent or materially delay the consummation by the Company of the transactions contemplated hereby or the ability of the Company to perform its covenants and obligations hereunder.

Section 3.7           Company Capitalization.

(a)          The authorized share capital of the Company consists of 500,000,000 Company Shares. As of the close of business in New York City on September 14, 2015 (the “Capitalization Date”): (i) 124,263,310 Company Shares were issued and outstanding; and (ii) 32,482,281 Company Shares were accounted for by the Company as treasury shares (as such term is understood under the GAAP). All outstanding Company Shares are, when issued in accordance with the terms thereof, validly issued, fully paid, nonassessable and free of any preemptive rights. Since the Capitalization Date, the Company has not issued any Company Shares other than pursuant to the exercise of Company Options.

(b)          As of the close of business on the Capitalization Date, there were (i) 23,636,547 outstanding Company Options to purchase 23,636,547 Company Shares under the Company Share Plan, and (ii) 4,970,799 Company Shares reserved for future issuance (excluding the 23,636,547 Company Shares to be issued pursuant to (i)). Section 3.7(b) of the Company Disclosure Letter sets forth a true and complete summary of Company Options as of the date of this Agreement, including (to the extent applicable) the maximum number of Company Shares subject to such Company Options, the number of vested Company Shares under such Company Options, the exercise price (if any) for such Company Options and the particular Company Share Plan under which such Company Options were issued.

(c)          Except as set forth in this Section 3.7 and for the rights issued by the Company under the Rights Agreement, there are (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the capital stock of the Company, being referred to collectively as ”Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares (including Company Shares represented by ADSs) pursuant to (A) the terms of the Company Share Plan or (B) in the ordinary course of business consistence with past practice.

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Section 3.8           Subsidiaries.

(a)          Section 3.8 of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of shareholders of each Subsidiary of the Company.

(b)          All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Company or such Subsidiary’s business as presently conducted.

(c)          There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities, except in connection with the VIE Agreements.

Section 3.9           Company SEC Reports.  Since December 31, 2013, the Company has filed all material forms, reports and documents with the SEC that have been required to be filed by it under applicable Laws prior to the date hereof (all such forms, reports and documents, together with all exhibits and schedules thereto, the “Company SEC Reports”). As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed, and (b) each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. True and correct copies of all Company SEC Reports filed prior to the date hereof have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

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Section 3.10         Company Financial Statements.  The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by the Exchange Act), and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments.

Section 3.11         Absence of Certain Changes.

(a)          Since the Company Balance Sheet Date through the date hereof, except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred, and there does not exist, any Company Material Adverse Effect that is continuing.

(b)          Since the Company Balance Sheet Date through the date hereof, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 5.1(b) if such section had been in effect since the Company Balance Sheet Date.

Section 3.12         Material Contracts.

(a)          Section 3.12(a) of the Company Disclosure Letter contains a complete and accurate list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party as of the date of this Agreement. As of the date hereof, true and complete copies of all Material Contracts have been (i) publicly filed with the SEC or (ii) made available to Parent.

(b)          Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity. Neither the Company nor any of its Subsidiaries that is a party to a Material Contract, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that have not had a Company Material Adverse Effect.

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Section 3.13         Tax Matters.

Except as has not had a Company Material Adverse Effect:

(a)          The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws, (ii) have paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company SEC Reports for the payment of, all Taxes required to be paid through the Company Balance Sheet Date, and (iii) have not incurred any liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business consistent with past practice. No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

(b)          The representations and warranties contained in this Section 3.13 are the only representations and warranties of the Company and its Subsidiaries with respect to Taxes, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters.

Section 3.14         Permits.  The Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that have not had a Company Material Adverse Effect.

Section 3.15         Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all Law and Orders applicable to the Company and its Subsidiaries, except for such noncompliance that has not had a Company Material Adverse Effect. No representation or warranty is made in this Section 3.15 with respect to (a) compliance with the Exchange Act, to the extent such compliance is covered in Section 3.6 and Section 3.9 or (b) applicable laws with respect to Taxes, which are covered solely in Section 3.13.

Section 3.16         Litigation.  There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries that has had a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that has had a Company Material Adverse Effect.

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Section 3.17         Related Party Transactions. None of the directors or executive officers of the Company or individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company and its Subsidiaries taken as a whole, since the Company Balance Sheet Date, has had any transaction with the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director). The Company and its Subsidiaries have not, since the Company Balance Sheet Date, extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer of the Company.

Section 3.18         Opinion of Financial Advisor.  The Special Committee received the opinion of Duff & Phelps, LLC and Duff & Phelps Securities, LLC, financial advisors to the Special Committee, to the effect that, as of the date of such opinion and subject to and based upon the various qualifications and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Company Shares pursuant to this Agreement and the Per ADS Merger Consideration to be received by the holders of the ADSs pursuant to this Agreement (in each case, other than as set forth in such opinion) are fair from a financial point of view to such holders.

Section 3.19         Rights Agreement. The Company Board has taken all necessary action so that (i) none of the execution or delivery of this Agreement the Guarantee, the Commitment Letter, the Rollover Agreement or the Voting Agreement, or the consummation of the transactions contemplated hereby or thereby will result in (A) Parent or Merger Sub being deemed to be an Acquiring Person (as defined in the Rights Agreement), (B) the occurrence of a Distribution Date (as defined in the Rights Agreement), or (C) the distribution of Right Certificates (as defined in the Rights Agreement) separate from the certificates representing the Company Shares, (ii) the Rights will be rendered inapplicable to this Agreement, the Guarantee, the Commitment Letter, the Rollover Agreement, the Voting Agreement and the transactions contemplated hereby and thereby, and (iii) the Rights Agreement will expire pursuant to the terms of the Rights Agreement immediately prior to the Effective Time.

Section 3.20         No Other Company Representations or Warranties. Except for the representations and warranties set forth in this Article III, neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub, their Affiliates or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person.

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Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1           Organization; Good Standing.  Parent is an exempted company with limited liability duly organized, validly existing and in good standing under the Laws of Cayman Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub is an exempted company with limited liability duly organized and validly existing under the Laws of the Cayman Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Each of Parent and Merger Sub is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. Parent has delivered or made available to the Company complete and correct copies of the memorandum and articles of association and/or other constituent documents, as amended to date, of Parent and Merger Sub.

Section 4.2           Corporate Power; Enforceability.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform their respective covenants and obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated by this Agreement and the Plan of Merger. The execution and delivery by Parent and Merger Sub of this Agreement and the Plan of Merger, the performance by Parent and Merger Sub of their respective covenants and obligations under this Agreement and the Plan of Merger and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and the Plan of Merger have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the Plan of Merger, the performance by Parent and Merger Sub of their respective covenants and obligations under this Agreement and the Plan of Merger or the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and the Plan of Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3           Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement and the Plan of Merger, the performance by Parent and Merger Sub of their respective covenants and obligations under this Agreement and the Plan of Merger and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement and the Plan of Merger do not and will not (a) violate or conflict with any provision of the memorandum and articles of association of Parent or Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Consents referred to in Section 3.5 of the Company Disclosure Letter are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

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Section 4.4           Required Governmental Approvals.  No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, except (a) the filing and registration of the Plan of Merger with the Registrar of Companies and the publication of notice of the Merger in the Cayman Islands Government Gazette, and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Parent and Merger Sub are qualified to do business, (b) such filings and approvals as may be required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, and the filing of the Proxy Statement and the Schedule 13E-3, and (c)  such other Consents, the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5           Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Parent or any of its Affiliates, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. Neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6           Ownership of Company Share Capital. As of the date hereof, other than the Rollover Shares neither Parent nor any of its Subsidiaries owns (beneficially (as such term is used in Rule 13d-3 promulgated under the Exchange Act), of record or otherwise) any Company Shares (including Company Shares represented by ADSs) or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) except pursuant to this Agreement.

Section 4.7           Brokers.  No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

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Section 4.8           Operations of Parent and Merger Sub.  Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities or have incurred any liabilities or obligations other than as contemplated by this Agreement.

Section 4.9           Capitalization of Merger Sub. The authorized share capital of Merger Sub consists of 50,000 shares, par value $1.00 per share, one of which is validly issued and outstanding. Parent owns 100% of the issued and outstanding share capital of Merger Sub.

Section 4.10         Financing.

(a)          Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) the Rollover Agreement, and (ii) a commitment letter, dated as of the date hereof (the “Commitment Letter” and, together with the Rollover Agreement, the “Financing Agreements”), from the Fund Provider, pursuant to which the Fund Provider has committed, subject to the terms and conditions therein, to make a loan to Parent up to the amount, in cash, set forth therein (the “Debt Financing”), subject to the terms and conditions therein, the proceeds of which shall be used to finance the consummation of the Merger and the other transactions contemplated by this Agreement.

(b)          As of the date hereof, each of the Financing Agreements, in the form so delivered (i) is in full force and effect, (ii) is a legal, valid and binding obligation of, as applicable, Parent and Merger Sub and, to the knowledge of Parent, or of the knowledge of the other parties thereto, specifically enforceable in accordance with the terms and conditions thereof (except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity), (iii) none of the Financing Agreements have been amended or modified and no such amendment or modification is contemplated, (iv) the respective commitments contained in the Financing Agreements have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated, and (v) no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub and, to Parent’s knowledge, any other parties thereto, under any of the Financing Agreements; provided that Parent is not making any representation or warranty in this Section 4.10 regarding the effect of any inaccuracy of the representations and warranties made by it in any other sections of this ARTICLE IV. Assuming the Debt Financing occurs in accordance with the Financing Agreements, the proceeds contemplated by the Financing Agreements will be sufficient for Parent and Merger Sub to (1) consummate the transactions contemplated by this Agreement, including the Merger, on the terms contemplated by this Agreement, and (2) pay any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. Subject to the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, Parent and Merger Sub do not have any reason to believe that any of the conditions to funding the Debt Financing (as set forth in the Financing Agreements) will not be satisfied or that the Debt Financing will not be available to Parent and Merger Sub at the time required to consummate the transactions contemplated by this Agreement, including the Merger. The Financing Agreements contain all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available to Parent or Merger Sub on the terms and conditions therein. The Commitment Letter provides that the Company is a third party beneficiary thereto with respect to the provisions therein. Parent and Merger Sub have fully paid any and all commitment fees or other fees (if any) that have been incurred and are due and payable in connection with the Financing Agreements prior to or in connection with the execution of this Agreement, and Parent and Merger Sub will pay when due all other commitment fees and other fees (if any) arising under the Financing Agreement as and when they become due and payable thereunder. There are no side letters or other oral or written Contracts to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Debt Financing other than (i) those as expressly set forth in the Financing Agreements, and (ii) any customary engagement letter(s) and non-disclosure agreement(s) (complete copies of which have been provided to the Company) that do not impact the conditionality or amount of the Debt Financing.

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(c)          Concurrently with the execution of this Agreement, Parent has caused each of the Sponsor Guarantor and the Founder Guarantor to deliver to the Company a duly executed Sponsor Guarantee and a duly executed Founder Guarantee. Each of the Sponsor Guarantee and the Founder Guarantee is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of each of the Sponsor Guarantor and the Founder Guarantor (except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity), and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under either the Sponsor Guarantee or the Founder Guarantee.

(d)          Neither Parent nor Merger Sub, nor any of their respective Affiliates, is a party to or otherwise bound by any Contracts, or has any formal or informal arrangements or other understandings (whether or not binding, written or oral), with any Person (including any shareholder, director, officer or other employee of the Company or any of its Subsidiaries) concerning any investments to be made in or contributions to be made to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including the Merger, other than as set forth in the Financing Agreement. As of the date hereof, neither Parent nor Merger Sub, nor any of their respective Affiliates, is a party to or otherwise bound by any Contracts, or has any formal or informal arrangements or other understandings (whether or not binding, written or oral), with any Person (including any shareholder, director, officer or other employee of the Company or any of its Subsidiaries) concerning the ownership and operation of Parent, Merger Sub, the Surviving Company or any of its Subsidiaries at any time from and after the Effective Time.

Section 4.11         Shareholder and Management Arrangements.  Other than the Guarantee, the Commitment Letter, the Rollover Agreement, the Voting Agreement, there are no Contracts or any formal or informal arrangements or other understandings (whether or not binding) between Parent or Merger Sub, or any of their respective Affiliates, on the one hand, and any shareholder, director, officer or other Affiliate of the Company or any of its Subsidiaries, on the other hand, relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time. Parent and Merger Sub have delivered to the Company complete and correct copies of any such Contract.

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Section 4.12         Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud any present or future creditors. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the payment of the aggregate Per Share Merger Consideration, Per ADS Merger Consideration and Option Consideration pursuant hereto, and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith, (a) the amount of the “fair saleable value” of the assets of each of the Surviving Company and its Subsidiaries will exceed (i) the value of all liabilities of the Surviving Company and such Subsidiaries, including contingent and other liabilities, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Company and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (b) neither the Surviving Company nor any of its Subsidiaries will have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (c) each of the Surviving Company and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.13         No Other Company Representations or Warranties.  Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that (a) neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub, their Affiliates or any of their respective shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, and (b) neither the Company nor any of its Subsidiaries, nor or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, or the use by Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, of any such information provided or made available to any of them by the Company or any of its Subsidiaries, or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

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Section 4.14         Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives or advisors, Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and (c) that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

Section 4.15         Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in ARTICLE III).

Article V

COVENANTS OF THE COMPANY

Section 5.1           Interim Conduct of Business.

(a)          Except as (i) contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(a) of the Company Disclosure Letter, or (iv) approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and each of its Subsidiaries shall (A) carry on its business in the ordinary course in substantially the same manner as heretofore conducted in all material respects, and (B) use its reasonable best efforts, consistent with past practices, to preserve substantially intact its business organization and preserve the current relationships of the Company and each of its Subsidiaries with material customers, suppliers and other Persons with whom the Company or any of its Subsidiaries has significant business relations as is reasonably necessary.

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(b)          Except as (i) contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(b) of the Company Disclosure Letter, or (iv) approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1(a)):

(i)          amend its memorandum of association, articles of association or comparable organizational documents;

(ii)         issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (A) the issuance and sale of Company Shares (including Company Shares represented by ADSs) pursuant to Company Options, (B) grants to employees or directors of Company Options issued in the ordinary course of business consistent with past practice, and with a per share exercise price that is no less than the then-current market price of a Company Share;

(iii)        directly or indirectly acquire, repurchase or redeem any Company Securities, except in connection with Tax withholdings and settlements upon the exercise or vesting of Company Options;

(iv)        (A) split, combine, subdivide or reclassify any shares, (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares, or make any other actual, constructive or deemed distribution in respect of shares, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries or (C) enter into any voting agreement with respect to its share capital that is inconsistent with the transaction contemplated hereby;

(v)         propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for (A) the transactions contemplated by this Agreement or (B) the dissolution or reorganization of a wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice;

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(vi)        (A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities, except for (1) debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (2) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of $1,000,000 (or an equivalent amount in RMB) individually or $10,000,000 (or an equivalent amount in RMB) in the aggregate, except with respect to obligations of direct or indirect Subsidiaries of the Company, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect Subsidiaries), except for payments or advances made in the ordinary course of business of the Company or any  of its direct or indirect Subsidiaries consistent with their respective past practice, or (D) mortgage or pledge any of its or its Subsidiaries’ assets, tangible or intangible, or create or suffer to exist any Lien thereupon (other than Permitted Liens);

(vii)       except as may be required by applicable Law or the terms of any employee benefit plan as in effect on the date hereof, (A) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any officer or employee in any manner, except in any such case (1) in connection with the hiring of new officers or employees in the ordinary course of business consistent with past practice, and (2) in connection with the promotion of officers or employees in the ordinary course of business consistent with past practice, or (B) increase the compensation payable or to become payable to any officer or employee, pay or agree to pay any special bonus or special remuneration to any officer or employee, or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date hereof, except in the ordinary course of business consistent with past practice;

(viii)      except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles or practices used by it;

(ix)         sell, transfer, lease, license, assign or otherwise dispose of (including, by merger, consolidation, or sale of stock or assets) any entity, business, tangible assets or tangible properties of the Company or any of its Subsidiaries having a current value in excess of $1,000,000 (or an equivalent amount in RMB) in the aggregate (other than the sale of inventory in the ordinary course of business);

(x)          sell, transfer, license, assign or otherwise dispose of (including, by merger, consolidation or sale of stock or assets), abandon, permit to lapse or fail to maintain or enforce any material intellectual property owned by the Company or any of its Subsidiaries (except the granting of nonexclusive licenses in the ordinary course of business), or disclose to any Person any confidential information (except pursuant to confidentiality agreements);

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(xi)         (A) make or change any material Tax election, (B) settle or compromise any material income Tax liability, or (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, in each case to the extent such election, settlement, compromise, extension, waiver or other action would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;

(xii)        other than in the ordinary course of business consistent with past practice, (A) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein with a value in excess of $5,000,000 (or an equivalent amount in RMB) individually or $10,000,000 (or an equivalent amount in RMB) in the aggregate or (B) dispose of any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole;

(xiii)       enter into any new line of business outside of its existing business segments;

(xiv)      adopt, propose, effect or implement any “shareholder rights plan,” “poison pill” or similar arrangement; or

(xv)       enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

(c)          Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2           No Solicitation.

(a)          Subject to Section 5.2(b), from the date hereof until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or knowingly permit any of their respective Representatives to (i) solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction. Promptly following the date of this Agreement, the Company shall instruct its Representatives that are engaged in ongoing discussions and negotiations with any Persons (other than Parent, Merger Sub or any of their Representatives) with respect to an Acquisition Proposal to cease any such discussions.

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(b)          Notwithstanding anything to the contrary set forth in Section 5.2(a), the Company Board (acting through the Special Committee, if in existence), may, directly or indirectly through the Company’s Representatives, (i) contact any Person that has made a bona fide, written Acquisition Proposal to clarify and understand the terms and conditions thereof in order to assess whether such Acquisition Proposal is reasonably expected to lead to a Superior Proposal, (ii) participate or engage in discussions or negotiations with any Person that has made a bona fide, written Acquisition Proposal and that the Company Board (acting through the Special Committee, if in existence) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or is reasonably expected to lead to a Superior Proposal, and/or (iii) furnish to any Person that has made a bona fide, written Acquisition Proposal that the Company Board (acting through the Special Committee, if in existence) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or is reasonably expected to lead to a Superior Proposal any non-public information relating to the Company or any of its Subsidiaries, and/or afford to any such Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case under this clause (iii) pursuant to a confidentiality agreement; provided that in the case of any action taken pursuant to the preceding clauses (ii) or (iii), the Company Board (acting through the Special Committee, if in existence) determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, provided further that the Company shall (I) provide written notice to Parent of its intent to furnish information or enter into discussions with such Person at least one Business Day prior to taking any such action, (II) promptly following its execution, deliver to Parent a copy of the confidentiality agreement executed by the Company and such Person, and (III) promptly make available to Parent any material information concerning the Company and its Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

Section 5.3           Company Board Recommendation.

(a)          Subject to the terms of Section 5.3(b) and Section 5.3(c), the Company Board shall recommend that the holders of Company Shares authorize this Agreement and the Plan of Merger (the “Company Board Recommendation”).

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(b)          Neither the Company Board nor any committee thereof (including the Special Committee) shall withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Board Recommendation (a “Company Board Recommendation Change”); provided that a “stop, look and listen” communication by the Company Board or the Special Committee, if in existence, to the Company Shareholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the Effective Time, the Company Board (acting through the Special Committee, if in existence) may effect a Company Board Recommendation Change if (i) the Company Board (acting through the Special Committee, if in existence) determines in good faith (after consultation with outside legal counsel) that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change, describing in reasonable detail the reasons for such Company Board Recommendation Change (a ”Recommendation Change Notice”) (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); and (iii) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending three (3) Business Days later at 5:00 p.m. Hong Kong Time.

(c)          Nothing in this Agreement shall prohibit the Company Board or the Special Committee, if in existence, from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act (or any similar communication to the Company Shareholders), and (ii) making any disclosure to the Company Shareholders that the Company Board or the Special Committee, if in existence, determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law.

Section 5.4           Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company; provided that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (b) such documents or information are subject to any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information, or (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; provided further that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise affect the rights and remedies available to Parent and Merger Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing. The terms and conditions of the Confidentiality Agreements shall apply to any information obtained by Parent, Merger Sub or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

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Section 5.5           Certain Litigation.  Each party hereto shall promptly advise the other parties hereto of any litigation commenced after the date hereof against such party or any of its directors (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation.

Article VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1           Directors’ and Officers’ Indemnification and Insurance.

(a)          The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the ”Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to the Indemnified Person as the indemnification, exculpation and advancement of expenses provisions contained in the articles of association (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

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(b)          Without limiting the generality of the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by this Agreement; provided that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (A) the Surviving Company shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Company will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (B) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not the Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (C) the Surviving Company shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received, whether or not the Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry, and (D) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent. Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither the Surviving Company nor any of its Affiliates (including Parent) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c)          During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance; provided that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid by the Company for coverage for its last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided further that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

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(d)          If Parent or the Surviving Company or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.

(e)          The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f)          The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.

(g)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2           Obligations of Merger Sub; Authorization by Parent.  Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement. Promptly (and in any event within two (2) Business Days) following the execution of this Agreement, Parent shall take all requisite action in accordance with the Cayman Companies Law and the articles of association of Merger Sub to authorize and approve this Agreement and the Plan of Merger in its capacity as the sole shareholder of Merger Sub.

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Section 6.3           Financing.

(a)          Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Financing Agreements, including: (i) maintaining in effect the Financing Agreements; (ii) satisfying on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Agreements that are within its control, including without limitation paying when due all commitment fees and other fees arising under the Financing Agreements as and when they become due and payable thereunder; (iii) consummating the financing contemplated by the Financing Agreements (including causing the Fund Provider to fund the Debt Financing at the Effective Time) at or prior to the Closing (and in any event prior to the Outside Date); and (iv) fully enforcing the parties’ obligations (and the rights of Parent and Merger Sub) under the Financing Agreements. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Financing Agreements, Parent and Merger Sub shall (x) promptly notify the Company and (y) use their respective reasonable best efforts to amend or modify any of the Financing Agreements, and/or arrange and obtain as promptly as practicable following the occurrence of such event, alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement, including the Merger, with terms and conditions that are no less favorable from the standpoint of the Company in any material respect than those the terms and conditions set forth in the Financing Agreement as in effect on the date of this Agreement (the “Alternative Financing”); provided, that, notwithstanding anything to the contrary in this Section 6.3 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required by the terms and conditions of the Financing Agreements or, if applicable, the Alternative Financing Agreements to amend or waive any of the terms or conditions hereof. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources shall have committed to provide the Alternative Financing (the “Alternative Financing Agreements”) as promptly as practicable after execution.

(b)          To the extent the Alternative Financing has been arranged, and subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to: (i) maintain in effect the Alternative Financing Agreements; (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Alternative Financing Agreements that are within their control, including without limitation paying when due all commitment fees and other fees arising under the Alternative Financing Agreements as and when they become due and payable thereunder; (iii) consummating the financing contemplated by the Alternative Financing Agreements at or prior to the Closing (and in any event prior to the Outside Date); and (iv) fully enforcing the parties’ obligations (and the rights of Parent and Merger Sub) under the Alternative Financing Agreements.

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(c)          Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall not (in any case whether by action or inaction) permit any termination, release, amendment or modification to be made to, or any waiver of, any provision under the Financing Agreements or, if applicable, the Alternative Financing Agreements without the prior written consent of the Company (or, if in existence, the Special Committee). Parent shall promptly (and in any event within one (1) Business Day) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of any Financing Agreements, (ii) any breach of any material provisions of any of the Financing Agreements, by any party thereto or (iii) any refusal by the parties to the Financing Agreements, to provide, any stated intent by the parties to the Financing Agreements to refuse to provide, or any expression of concern or reservation by the parties to the Financing Agreements regarding their obligation and/or ability to provide, the full financing contemplated by the Financing Agreements. Parent shall keep the Company informed on a reasonably current basis of the status of Parent’s efforts to arrange any Alternative Financing.

Section 6.4           Shareholder and Management Arrangements. Except to the extent expressly authorized by the Company Board (acting through the Special Committee or any other authorized committee thereof) in advance, none of Parent, Merger Sub or any of their respective Affiliates shall enter into any Contract, or make or enter into any formal or informal arrangement or other understanding (whether or not binding, written or oral), with any Person relating to this Agreement, the Plan of Merger, the Merger or any other transactions contemplated by this Agreement, or to the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing.

Section 6.5           Stock Exchange De-Listing. Parent shall cause the ADSs to be de-listed from the NASDAQ Global Market and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

Article VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1           Reasonable Best Efforts to Complete.  Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (a) cause the conditions set forth in Article VIII to be satisfied; and (b) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger or the transactions contemplated hereby. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action that, or fail to take any action if such failure, is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

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Section 7.2           Regulatory Filings.

(a)          Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(b)          Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not expressly contemplated by this Agreement are required to be or should be made, and whether any other consents, approvals, permits or authorizations not expressly contemplated by this Agreement are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

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Section 7.3           Company Shareholders Meeting.

(a)          As promptly as practicable following the date hereof, the Company, in cooperation with and subject to the approval of the Special Committee, shall, in accordance with applicable Law (in the case of each of clauses (i) to (iv), unless the Company Board (acting through the Special Committee, if in existence) has effected a Company Board Recommendation Change): (i) prepare and cause to be filed with the SEC as an exhibit to the Schedule 13E-3 a preliminary proxy statement (the “Preliminary Proxy Statement”) relating to this Agreement and the Plan of Merger and the transactions contemplated by this Agreement; (ii) after consultation with Parent, respond as promptly as reasonably practicable to any comments made by the SEC with respect to the Preliminary Proxy Statement (including filing as promptly as reasonably practicable any amendments or supplements thereto necessary to be filed in response to any such comments or as required by Law); (iii) use reasonable best efforts to have the SEC confirm that it has no further comments thereto; and (iv) cause a definitive proxy statement, letter to shareholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Shareholders in connection with the solicitation of proxies for use at the Company Shareholders Meeting (collectively, as amended or supplemented, the ”Proxy Statement”), to be mailed to the Company Shareholders at the earliest practicable date after the date that the SEC confirms it has no further comments. Parent and Merger Sub shall as promptly as practicable furnish all information as the Company may reasonably request and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the preparation of the Preliminary Proxy Statement, the Proxy Statement and the other actions to be taken by the Company under this Section 7.3(a).

(b)          Unless the Company Board (acting through the Special Committee, if in existence) has effected a Company Board Recommendation Change, the Company, in cooperation with and subject to the approval of the Special Committee, and Parent shall cooperate to: (i) concurrently with the preparation of the Preliminary Proxy Statement and the Proxy Statement (including any amendments or supplements thereto), jointly prepare and file with the SEC the Schedule 13E-3 relating to the transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested by the other party in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; (iv) have cleared by the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting.

(c)          Unless the Company Board (acting through the Special Committee, if in existence) shall have effected a Company Board Recommendation Change, the Company shall, in accordance with applicable Law, notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Schedule 13E-3, the Preliminary Proxy Statement or the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Schedule 13E-3, the Preliminary Proxy Statement or the Proxy Statement. The Company shall give Parent a reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the Schedule 13E-3, the Preliminary Proxy Statement or the Proxy Statement prior to transmission to the SEC or its staff and shall not, unless required by Law, transmit any such material to which Parent reasonably objects. If the Company discovers at any time prior to the Company Shareholders Meeting any information that, pursuant to the Exchange Act, is required to be set forth in an amendment or supplement to the Proxy Statement, then the Company, in cooperation with and subject to the approval of the Special Committee, shall promptly transmit such amendment or supplement to the Company Shareholders.

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(d)          Unless the Company Board (acting through the Special Committee, if in existence) has effected a Company Board Recommendation Change, the Company, in cooperation with and subject to the approval of the Special Committee, shall (i) in accordance with applicable Law, establish a record date for and duly call an extraordinary general meeting of the Company Shareholders (the “Company Shareholders Meeting”) as promptly as reasonably practicable following the date hereof for the purposes of considering and, if thought fit by the Company Shareholders, passing resolutions to authorize and approve this Agreement, the Plan of Merger and the Merger, (ii) use reasonable best efforts to solicit the authorization and approval of this Agreement, the Plan of Merger and the Merger by the Company Shareholders, and (iii) include in the Proxy Statement the Company Board Recommendation. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent: (1) required by applicable Law; (2) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares (including Company Shares represented by ADSs) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting; or (3) if in the good faith judgment of the Company Board or, if in existence, the Special Committee, such adjournment or postponement is consistent with its fiduciary duties under applicable Law.

(e)          Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.4           Anti-Takeover Laws.  In the event that any anti-takeover Law is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

Section 7.5           Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided that the restrictions set forth in this Section 7.5 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 5.3 or following a Company Board Recommendation Change.

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Section 7.6           Actions Taken at Direction of Parent/Merger Sub/Rollover Shareholders. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction of Parent, Merger Sub, any Rollover Shareholder or any shareholder, officer or director of Parent, Merger Sub or any Rollover Shareholder without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Section 7.7         Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge that (i) the Confidentiality Agreement entered into by and between the Company and Zhaowei (Kevin) Jin, dated as of August 6, 2015, (ii) the Confidentiality Agreement entered into by and between the Company and Zhonghan (John) Deng, dated as of August 6, 2015, (iii) the Confidentiality Agreement entered into by and between the Company and Nantong Zongyi Investment Co., Ltd., dated as of August 11, 2015 and (iv) (iii) the Confidentiality Agreement entered into by and between the Company and Xiaodong (Dave) Yang, dated as of September 10, 2015 (collectively, the “Confidentiality Agreements”), will continue in full force and effect in accordance with its terms.

Article VIII

CONDITIONS TO THE MERGER

Section 8.1           Conditions to the Obligations of Each Party.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company (subject to the approval of the Special Committee), prior to the Effective Time, of each of the following conditions:

(a)          Requisite Shareholder Approval. The Company shall have received the Requisite Shareholder Approval.

(b)          No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations, or (ii) issued or granted any Order that has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations.

Section 8.2           Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

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(a)          Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except (i) for any failure to be so true and correct which has not had a Company Material Adverse Effect and (ii) for changes contemplated by this Agreement; provided that, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 8.2(a), all “materiality” and “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects the material obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)          No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d)          Dissenting Shareholders. The Shares held by Persons who have validly served a written objection under Section 238(2) of the Cayman Companies Law shall represent no more than 15% of the voting power of the outstanding Shares.

(e)          Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) to Section 8.2(c) have been satisfied.

Section 8.3           Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company, subject to the approval of the Special Committee:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement and (ii) for changes contemplated by this Agreement.

(b)          Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the material obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

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(c)          Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1           Termination.  This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)          at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), by mutual written agreement of Parent and the Company (acting through the Special Committee, if in existence); or

(b)          by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), in the event that the Effective Time shall not have occurred on or before April 30, 2016, (such date referred to herein as the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; or

(c)          by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Requisite Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on this Agreement, the Plan of Merger and the Merger; or

(d)          by the Company (acting through the Special Committee, if in existence), in the event that: (i) the Company Board (acting through the Special Committee, if in existence) shall have determined in good faith (after consultation with outside legal counsel) that the failure to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; (ii) the Company shall have delivered to Parent a Recommendation Change Notice; (iii) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending three (3) Business Days later at 5:00 p.m. Hong Kong Time (it being understood and hereby agreed that such three (3) Business Day period may be the same three (3) Business Day period contemplated by Section 5.3(b)); and (iv) Parent does not make, prior to the expiration of the three (3) Business Day period, an offer that causes the Board of Directors of the Company in good faith (upon the recommendation of the Special Committee), after consultation with its financial advisors, to change its determination in clause (i) above; or

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(e)          by the Company (acting through the Special Committee, if in existence), at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure such breach within thirty (30) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if Parent and Merger Sub shall have cured such breach during such thirty (30) Business Day period); or

(f)          by the Company (acting through the Special Committee, if in existence), in the event that (i) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (excluding conditions that by their terms are to be satisfied on the Closing Date) and (ii) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date the Closing should have occurred; or

(g)          subject to Section 7.6, by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Requisite Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure such material breach within thirty (30) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if the Company shall have cured such breach during such thirty (30) Business Day period); or

(h)          by Parent, in the event that the Company Board or the Special Committee shall have effected and not withdrawn a Company Board Recommendation Change; provided that Parent's right to terminate this Agreement pursuant to this Section 9.1(h) in respect of a Company Board Recommendation Change shall expire ten (10) Business Days after the first date upon which the Company makes such Company Board Recommendation Change

Section 9.2           Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except for the terms of Section 7.7, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement; provided that nothing herein shall relieve any party hereto from liabilities for breach of this Agreement, subject to the limitations set forth in Section 9.3(d). In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

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Section 9.3           Fees and Expenses.

(a)          General. Except as otherwise set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)          Company Payments.

(i)          In the event that this Agreement is terminated (A) by the Company pursuant to Section 9.1(d) or (B) by Parent pursuant to Section 9.1(g) or Section 9.1(h), then in either case, the Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after such termination.

(ii)         In the event that (A) a bona fide written offer or proposal (other than an offer or proposal by Parent or Merger Sub or in connection with the transactions contemplated hereby) to engage in an Acquisition Transaction (provided that for purposes of this Section 9.3(b)(ii), all percentages included in the definition of Acquisition Transaction shall be increased to 50%) shall have been made after the date hereof and prior to the Company Shareholders Meeting, and not withdrawn as of the Company Shareholders Meeting, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company pursuant to Section 9.1(c) (provided that the Rollover Shares unanimously voted in favor of the transactions contemplated hereby) and (C) within 12 months after the termination of this Agreement, the Company consummates the transactions contemplated by such same Acquisition Transaction; then the Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days following the consummation of the transactions contemplated by such same Acquisition Transaction.

(iii)        The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)          Parent Payments. In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e) or Section 9.1(f), then in either case, Parent shall pay to the Company the Parent Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two (2) Business Days after such termination. The parties hereto acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

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(d)          Limitation. Notwithstanding anything to the contrary in this Agreement, (i) if the Company seeks and obtains payment of the Parent Termination Fee from Parent pursuant to Section 9.3(c) or the guarantee thereof pursuant to the Guarantee, then the Company’s receipt thereof shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub or any of their respective Representatives for any loss suffered as a result of any breach of any covenant or agreement or the failure of the Merger to be consummated, and upon payment of such amount, none of Parent, Merger Sub or any of their respective Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (ii) if Parent seeks and obtains payment of the Company Termination Fee from the Company pursuant to Section 9.3(b), then Parent’s receipt thereof shall be the sole and exclusive remedy of Parent, Merger Sub, the Guarantor and their respective Affiliates against the Company, its Subsidiaries and any of their respective Representatives for any loss suffered as a result of any breach of any covenant or agreement or the failure of the Merger to be consummated, and upon payment of such amount, none of the Company, its Subsidiaries or any of their respective Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, (A) while the Company may pursue both a grant of specific performance requiring Parent or Merger Sub to consummate the Merger and the payment of the Parent Termination Fee under Section 9.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Parent Termination Fee, and (B) while Parent may pursue both a grant of specific performance requiring the Company to consummate the Merger and the payment of the Company Termination Fee under Section 9.3(b), under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Company Termination Fee.

Section 9.4           Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided that (a) any such amendment by the Company shall require the approval of the Special Committee and (b) in the event that the Company has received the Requisite Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under the Cayman Companies Law without obtaining the Requisite Shareholder Approval of such amendment.

Section 9.5           Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

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Article X

GENERAL PROVISIONS

Section 10.1         Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (b) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (c) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)          if to Parent or Merger Sub to:

Suite #4-210, Governors Square

23 Lime Tree Bay Avenue

PO Box 32311

Grand Cayman KY1-1209

Cayman Islands

with a copy to:

16/F Shining Tower

No. 35 Xueyuan Road

Haidian District, Beijing 100191

People’s Republic of China

Attention: Kevin Jin

with a copy (which shall not constitute notice) to:

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

Suite 2101, Building C, Yintai Center,

#2 Jianguomenwai Ave., Chaoyang District

Beijing 100022, PRC

Attention: Steven Liu

  Jerry Ku

Facsimile No.: +86-10-5680-3889

(b)          if to the Company, to (or if to the Special Committee, to it care of the Company):

Vimicro International Corporation

16/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

Attention: Jackie Long

Facsimile No.: +86-10-6894-4075

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with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention:	David Zhang (david.zhang@kirkland.com) Jesse Sheley (jesse.sheley@kirkland.com)
Facsimile No.:	+852-3761-3301

Section 10.3         Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall (a) be binding upon the parties hereto and their respective successors and permitted assigns and (b) inure to the benefit of the parties hereto and their respective successors and permitted assigns and the Special Committee.

Section 10.4         Entire Agreement.  This Agreement, the Guarantee, the Commitment Letter, the Rollover Agreement, the Voting Agreement, the Confidentiality Agreements and the other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that a Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which such Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

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Section 10.5         Third Party Beneficiaries.  Except as provided in the Commitment Letter and Section 6.1, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.1 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6         Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7         Remedies.

(a)          Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)          The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent, Merger Sub and/or the Guarantor, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Commitment Letter, the Rollover Agreement, the Voting Agreement or the Guarantee, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, the Commitment Letter, the Rollover Agreement, the Voting Agreement and the Guarantee by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, the Commitment Letter, the Rollover Agreement, the Voting Agreement and the Guarantee, and this right shall include the right of the Company to cause Parent and Merger Sub to fully enforce the terms of the Guarantee and the Commitment Letter against the Guarantor and the Fund Provider to the fullest extent permissible pursuant to the Guarantee, the Commitment Letter and applicable laws and to thereafter cause the transactions contemplated by this Agreement, including the Merger, to be consummated. Parent and Merger Sub hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Parent or Merger Sub, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Parent and Merger Sub under this Agreement. If, prior to the Outside Date, any party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

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Section 10.8         Governing Law.

(a)          This Agreement (other than Article II (excluding Section 2.7(d) and Section 2.8) and with respect to matters relating to fiduciary duties of the Company Board) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article II (excluding Section 2.7(d) and Section 2.8) and with respect to matters relating to fiduciary duties of the Company Board) or the negotiation, execution or performance of this Agreement (other than Article II (excluding Section 2.7(d) and Section 2.8) and with respect to matters relating to fiduciary duties of the Company Board) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)          Article II (excluding Section 2.7(d) and Section 2.8) of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article II (excluding Section 2.7(d) and Section 2.8) of this Agreement, the negotiation, execution or performance of Article II (excluding Section 2.7(d) and Section 2.8) of this Agreement, or matters relating to fiduciary duties of the Company Board, shall be interpreted, construed, performed and enforced in accordance with the Laws of the Cayman Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

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Section 10.9         Consent to Jurisdiction.  In the event any dispute arises among the parties hereto out of or in relation to this Agreement, including any dispute regarding its breach, termination or validity, the parties shall attempt in the first instance to resolve such dispute through friendly consultations. If any dispute has not been resolved by friendly consultations within thirty (30) days after any party has served written notice on the other parties requesting the commencement of such consultations, then any party may demand that the dispute be finally settled by arbitration in accordance with the following provisions of this Section 10.9. The arbitration shall be conducted in accordance with the UNCITRAL Arbitration Rules and the Hong Kong International Arbitration Centre (“HKIAC”) Procedures for the Administration of International Arbitration in force at the date of this Agreement, which rules are deemed to be incorporated by reference in this Section 10.9. The place of the arbitration shall be Hong Kong and the language of the arbitration shall be English. The appointing authority shall be the HKIAC. There shall be three arbitrators. One arbitrator shall be nominated by the Company and one arbitrator shall be nominated by Parent. If either the Company or Parent shall abstain from nominating their arbitrator, the HKIAC shall appoint such arbitrator. The two arbitrators so chosen shall select a third arbitrator; provided that if such two arbitrators shall fail to choose a third arbitrator within 30 days after such two arbitrators have been selected, the HKIAC, upon the request of any party, shall appoint a third arbitrator. The third arbitrator shall be the presiding arbitrator. The arbitration shall be conducted in private. The parties agree that all documents and evidence submitted in the arbitration (including without limitation any statements of case and any interim or final award, as well as the fact that an arbitral award has been made) shall remain confidential both during and after any final award that is rendered unless the parties hereto otherwise agree in writing. Upon and after the submission of any dispute to arbitration, the parties shall continue to exercise their remaining respective rights, and fulfill their remaining respective obligations under this Agreement, except insofar as the same may relate directly to the matters in dispute. The parties hereby agree that any arbitration award rendered in accordance with the provisions of this Section 10.9 shall be final and binding upon them, and the parties further agree that such award may be enforced by any court having jurisdiction over the party against which the award has been rendered or the assets of such party wherever the same may be located. In any arbitration proceeding, any legal proceeding to enforce any arbitration award and in any other legal proceeding among the parties pursuant to or relating to this Agreement, each party expressly waives the defense of sovereign immunity and any other defense based on the fact or allegation that it is an agency or instrumentality of a sovereign state or is otherwise entitled to immunity.

Section 10.10         WAIVER OF JURY TRIAL.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 10.11         Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The parties hereto further agree that the disclosure of any matter or item in the Company Disclosure Letter shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect.

Section 10.12         Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

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[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

Vimicro China (Parent) Limited

By:	/s/ Zhaowei (Kevin) Jin

Name:	Zhaowei (Kevin) Jin

Title:	Director

[Merger Agreement Signature Page]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

Vimicro China Acquisition Limited

By:	/s/ Zhaowei (Kevin) Jin

Name:	Zhaowei (Kevin) Jin

Title:	Director

[Merger Agreement Signature Page]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

Vimicro International Corporation

By:	/s/ Charles (Chuck) K. Ng

Name:	Charles (Chuck) K. Ng

Title:	Director

[Merger Agreement Signature Page]

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on ________ 2015.

BETWEEN

(1)	Vimicro China Acquisition Limited, an exempted company incorporated under the laws of the Cayman Islands on August 11, 2015, with its registered office situate at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands (“Merger Sub”); and

(2)	Vimicro International Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands on February 24, 2004, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated September 15, 2015 made by and among Parent, Merger Sub and Company, a copy of which is attached as Appendix I to this Plan of Merger, and under the provisions of Part XVI of the Companies Law of the Cayman Islands (as amended) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to this Plan of Merger are Merger Sub and the Surviving Company.

NAME OF THE SURVIVING COMPANY

2.	The surviving company (as defined in the Companies Law) shall be the Surviving Corporation, which shall continue to be named Vimicro International Corporation.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at [*].

ii

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time (as defined below), the authorized share capital of Merger Sub was US$[50,000] divided into [50,000] ordinary shares of US$[1.00] par value per share, of which one share has been issued, fully paid and outstanding.

5.	Immediately prior to the Effective Time (as defined below) the authorized share capital of the Company was US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 par value per share, of which [*] ordinary shares have been issued, fully paid and outstanding.

6.	The authorized share capital of the Surviving Company shall be US$[50,000] divided into [50,000] ordinary shares of US$[1.00] par value per share.

7.	At the Effective Time (as defined below), and in accordance with the terms and conditions of the Agreement:

(a)	Each Company Share, par value US$0.0001 per share, that is issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares) shall be cancelled in exchange for the right to receive the Per Share Merger Consideration.

(b)	Each Excluded Shares (other than Dissenting Shares) that is issued and outstanding immediately prior to the Effective Time shall be cancelled for no consideration.

(c)	Each Dissenting Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in exchange for a payment resulting from the procedure in section 238 of the Companies Law unless any holders of Dissenting Shares fail to exercise or withdraw their rights to dissent from the Merger under section 238 of the Companies Law in which event they shall receive the Per Share Merger Consideration.

(d)	Each ordinary share of Merger Sub, par value US$1.00 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and continue as an ordinary share of the Surviving Company.

8.	At the Effective Time, the rights of the ordinary shares of the Surviving Company shall be set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	In accordance with Section 233(13) of the Companies Law, the Merger shall take effect on [[SPECIFY DATE]/[●] days after the date this Plan of Merger is registered by the Registrar of Companies/[SPECIFY DATE] or [●] days after the date this Plan of Merger is registered by the Registrar of Companies, whichever is earlier] (the “Effective Time”).

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PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies, in accordance with Section 236 of the Companies Laws.

MEMORANDUM AND ARTICLES OF ASSOCIATION

11.	From the Effective Time, the Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[●]	[●]
[●]	[●]
[●]	[●]

SECURED CREDITORS

14.	(a)	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.	At any time prior to the Effective Time, this Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by each of the Surviving Company and Merger Sub pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of the Surviving Company and Merger Sub pursuant to section 233(6) of the Companies Law.

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COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Each of the undersigned, being a Director of each of the Constituent Companies, has executed this Plan of Merge on the date first written above.

For and on behalf of Vimicro China Acquisition Limited:

[*]
Director

For and on behalf of Company:

[*]
Director

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Appendix I

vi

Appendix II

vii

Appendix III

viii

Exhibit B

ROLLOVER AGREEMENT

ix

Exhibit C

VOTING AGREEMENT

x

Exhibit D-1

SPONSOR GUARANTEE

xi

Exhibit D-2

FOUNDER GUARANTEE

xii